Exhibit 99.10

NICE Positioned Furthest and Highest in 2021 Gartner Magic Quadrant for
Workforce Engagement Management

NICE CXone recognized as sole Leader in both WEM and CCaaS Magic Quadrant research
NICE highlighted for out-innovating competition and driving workforce engagement agility through integrated AI and analytics

Hoboken, N.J., April 27, 2021 – NICE (Nasdaq: NICE) today announced it has been recognized as a Leader in the “Gartner Magic Quadrant for Workforce Engagement Management” report for the 13th consecutive year. NICE is positioned highest on the 'Completeness of Vision' and furthest on the 'Ability to Execute' axis, respectively.

NICE is once again the only vendor to be consistently named a Leader by Gartner across both their Magic Quadrant for Contact Center as a Service, North America report2 published in November 2020, and Magic Quadrant for Workforce Engagement Management report.

Enabling agents, part of the anywhere workforce, to serve customers with its unified suite of best-in-class cloud WEM solutions, NICE believes empowers a digital and flexible staff.  With the use of analytics, AI and automation, which are embedded across the entire suite, NICE enables better management of the evolving relationship between customers, employees and technologies.

Barry Cooper, President, NICE Workforce & Customer Experience Group, said, “2020 re-defined the fundamentals of customer service and at the same time, organizations experienced an unprecedented surge in volume and a dramatic shift to digital interactions. Being successful in this transformative time while managing a remote workforce can only be tackled with the most extreme agility fuelled by smart AI, and automation, and with an infrastructure that allows rapid innovation. NICE’s Agile CXone WEM allows organizations around the world to be there for their end customers and employees, driving extraordinary experiences while making sure they are ready for the new normal in 2021 and beyond.”

Defining a Leader
The annual Gartner Inc. report offers a comprehensive look at the WEM marketplace as well as a snapshot of the vendors in it via its Magic Quadrant, which positions companies in one of the four quadrants, one of which is the Leaders quadrant. The analyst firm states that "Leaders provide functionally broad and deep WEM solutions that can be deployed and supported globally. Their software is suitable for enterprises of all sizes and complexity, and they have broad industry coverage. Their revenue is strong and new references are readily available."1

1 Source: Gartner, “Magic Quadrant for Workforce Engagement Management,” Jim Davies, Jim Robinson, 26 April 2021.
2 Referred to as NICE inContact in the Magic Quadrant for Contact Center as a Service, North America, published November 13, 2020.

2021-2017: recognized by the name NICE
2008-2015: Nice Systems
Report renamed:
2017-2021: Magic Quadrant for Workforce Engagement Management
2014-2015: Magic Quadrant for Customer Engagement Center Workforce Optimization
2008-2013: Magic Quadrant for Contact Center Workforce Optimization

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.